UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Skillsoft Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

83066P200

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83066P200	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON Churchill Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 83066P200	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON M. Klein Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,650,316(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,650,316

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,650,316(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON CO

(1)	Includes 6,955,978 warrants currently exercisable into an equal number of shares of common stock. See Item 4.

CUSIP No. 83066P200	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Michael Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,621
	6	SHARED VOTING POWER 20,470,476(1)
	7	SOLE DISPOSITIVE POWER 21,621
	8	SHARED DISPOSITIVE POWER 20,470,476(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,492,097(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12	TYPE OF REPORTING PERSON IN

(1)	Includes 10,216,448 warrants currently exercisable into an equal number of shares of common stock. See Item 4.

CUSIP No. 83066P200	SCHEDULE 13G	Page 5 of 8

Item 1(a).		Name of Issuer:

Skillsoft Corp.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

300 Innovative Way, Suite 201
Nashua, New Hampshire

Item 2(a).		Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):
	1.	Churchill Sponsor II LLC
	2.	M. Klein Associates, Inc.
	3.	Michael Klein

Item 2(b).		Address of Principal Business Office or, if none, Residence:

640 Fifth Avenue, 12th Floor New York, NY 10019

Item 2(c).		Citizenship:

See row 4 of the cover page of each Reporting Person.

Item 2(d).		Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).		CUSIP Number:

83066P200

Item 3.		IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

Item 4.		Ownership:

Michael Klein directly owns 21,621 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Skillsoft Corp. (the “Issuer”), which were awarded to Mr. Klein for his service on the board of directors of the Issuer, and indirectly beneficially owns (i) 6,694,338 shares of Class A common stock and 6,955,978 shares issuable upon the exercise of warrants held by M. Klein Associates, Inc. (“M. Klein”) and (ii) 3,559,690 shares of Class A common stock and 3,260,470 shares issuable upon the exercise of warrants held by an entity of which M. Klein is the managing member. Mr. Klein is the managing member of M. Klein, which is, in turn, the managing member of the Sponsor. As a result of these relationships, each of the Sponsor, M. Klein and Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor and Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by Garden State.

The warrants reported in this Statement are exercisable and expire on June 11, 2026 or earlier upon redemption or liquidation.

Mr. Klein’s percentage ownership is calculated based on 174,661,849 outstanding shares of the Issuer, which includes 164,445,401 shares of common stock outstanding as of December 6, 2022, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended October 31, 2022 (the “Outstanding Shares”), and 10,216,448 shares issuable upon the exercise of warrants in the aggregate indirectly beneficially owned by Mr. Klein. M. Klein’s percentage ownership is calculated based on 171,401,379 the Outstanding Shares and 6,955,978 shares issuable upon the exercise of warrants directly owned by M. Klein.

	(a)	Amount beneficially owned:
See row 9 of the cover page of each Reporting Person.
	(b)	Percent of class:
See row 11 of the cover page of each Reporting Person.

CUSIP No. 83066P200	SCHEDULE 13G	Page 6 of 8

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See row 5 of the cover page of each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See row 6 of the cover page of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:
See row 7 of the cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of:
See row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 83066P200	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2023	Churchill Sponsor II LLC
a Delaware limited liability company

		By:	M. Klein and Associates, Inc., its Managing Member

		By:	/s/ Jay Taragin
			Name:	Jay Taragin
			Title:	Chief Financial Officer

M. Klein and Associates, Inc.
a New York corporation

		By:	/s/ Jay Taragin
			Name:	Jay Taragin
			Title:	Chief Financial Officer

Michael Klein

		By:	/s/ Michael Klein
			Name:	Michael Klein

CUSIP No. 83066P200	SCHEDULE 13G	Page 8 of 8

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G, dated as of February 14, 2022), filed by Churchill Sponsor II LLC, M. Klein Associates, Inc. and Michael Klein.